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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:             Scott Anderegg

Jennifer López

Amy Geddes

Linda Cvrkel

Re:	Neogames S.à r.l. Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted October 19, 2020

CIK No. 0001821349

Registration Statement on Form F-1

Filed October 27, 2020

File No. 333-249683

Ladies and Gentlemen:

On behalf of Neogames S.à r.l.. (the “Company”), we are hereby filing an amendment (“Amendment No. 1”) to the Registration Statement on Form F-1 filed by the Company on October 27, 2020 (“Draft Filing”). The Company has also previously submitted Amendment No. 1 to Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on October 19, 2020 (the “Draft Submission”). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission and Draft Filing received on November 4, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Amendment No. 1, which have been marked to show changes from the Draft Filing, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

November 6, 2020 Page 2

Risk Factors

Our Founding Shareholders will have significant influence...., page 24

1.	To the extent your Founding Shareholders will own a majority of the voting power of the company after the offering, please revise this risk factor to discuss that, if they act in concert, they will control the outcome of any vote requiring the approval of a majority of stockholders, or tell us why you believe that such disclosure is not required.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Founding Shareholders are not expected to own a majority of the voting power of the Company after the offering.

The Company is organized under the laws of Luxembourg...., page 45

2.	We note your response to comment 4 and partially reissue the comment. Please revise your disclosure and exhibit to clarify that this provision does not apply to claims under the U.S. federal securities laws.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 47, 123 and 145 to explain that the described provision of Luxembourg law does not apply to claims under the U.S. federal securities laws.

Dilution, page 51

3.	Please tell us how you calculated net tangible book value of $18.7 million as of September 30, 2020.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 52 to provide that as of September 30, 2020, the Company had a net tangible book value (deficit) of $(14.6) million and a net tangible book value (deficit) of $(0.08) per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations, page 59

4.	In your discussion of your contract with Intralot Interactive S.A., you state that the initial term of this contract expired in 2014 and the contract has been renewed for 12-month periods, with the current renewal ending on June 30, 2025. Please confirm that the current renewal ends in 2025. In this regard, it appears that a 12-month renewal period would result in the current renewal period ending at some point prior to 2025. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 60 to explain that the most recent renewal of this contract extended the contract to December 31, 2021.

November 6, 2020 Page 3

Impact of COVID-19, page 89

5.	Please balance this discussion with a discussion of your costs for the same time periods.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 91 to discuss the Company’s costs for the same time periods.

Consolidated Financial Statements

Note 7 - Investment in Joint Venture and Joint Operation

B - Michigan Joint Operation, page F-17

6.	Refer to our previous comment 16. Please clarify whether NeoGames or NeoPollard performs the work as a Pollard subcontractor for the MSL. In this regard, it appears from the disclosure in Note 11 and on the face of your income statement that the revenue related to the MSL is recorded as if NeoGames performs the work, and this is supported by your response. However, your disclosure on page 53 states that all of your iLottery business in North America is conducted through NPI, including in Michigan, where the contract is between the MSL and Pollard and you support the MSL iLottery as a subcontractor of Pollard.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 56 and 73 to clarify that the Company provides its services to the Michigan lottery as a subcontractor of Pollard and not through NPI.

General

7.	Please tell us what consideration you have given to filing as material contracts the Revenue Sharing Agreement, Intralot agreement, contract with Jogos Santa Clara, MSL, and related party agreements discussed in the Related Party Transactions section of your prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

•	The Revenue Sharing Agreements with the Virginia Lottery, the New Hampshire Lottery Commission (as a subcontractor to Intralot), the North Carolina Education Lottery, the Alberta Gaming, Liquor and Cannabis Commission and Sazka a.s., and the agreements with Jogos Santa Clara and the Croatian lottery (as a subcontractor to Intralot) (each a “Customer Contract” and together, “Customer Contracts”) were entered into in the ordinary course of business and the Company is not substantially dependent on any Customer Contract and therefore the Customer Contracts do not fall under item 601(b)(10)(ii)(B) of Regulation S-K. All of the Customer Contracts are either turnkey solution contracts or games contracts, which are the two core business lines of the Company. As part of its business plan, the Company has been routinely seeking to enter into turnkey solution and games contracts and expects to enter into such contracts as part of the ordinary course of its business operations. Revenues generated by each of the Customer Contracts in the twelve months ended December 31, 2019 and in the nine months ended September 30, 2020, were less than 10% of the Company’s total revenues in those periods, except for the agreement with Sazka, which generated 10%-12% of the Company’s total revenues in those periods. Based on the limited contribution of each Customer Contract to the Company’s total revenue and the number and diversification of its Customer Contracts, the Company has determined it is not materially dependent on any of the Customer Contracts.

•	The Company is not a party to the agreement between Pollard and the MSL. The Company has filed its subcontractor agreement with Pollard as Exhibit 10.6 to the Draft Submission.

November 6, 2020 Page 4

•	The Framework Agreement provides for the framework for the restructuring and separation of Aspire and the Company that took place in 2014. The material agreements that were provided in the Framework Agreement and that are still applicable today were documented in the promissory notes provided to the Company by Aspire (filed as Exhibits 10.1 and 10.2 to the Draft Submission) and in the Second Amended and Restated Software License Agreement (filed as Exhibit 10.10 to the Draft Submission). The Company has therefore determined that the Framework Agreement is not material.

•	The Company has determined that the Transition Services Agreement and Cost Allocation Agreement are not material as they have very little effect on the Company’s business.

•	The Company has determined that the Trademark License Agreement is no longer material as the trademark “Neogames” which was licensed to the Company is now owned by and registered to the Company.

•	The Company has determined that the shareholder agreement with William Hill is not material as it will terminate upon the completion of the offering and will have no further force and effect as of such time.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.5820 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua G. Kiernan
Joshua G. Kiernan
of LATHAM & WATKINS LLP

cc:          (via email)

Moti Malul, Neogames S.à r.l.

Raviv Adler, Neogames S.à r.l.

Nathan Ajiashvili, Esq., Latham & Watkins LLP

Gil White, Esq., Herzog Fox & Neeman

Ron Ben-Menachem, Esq., Herzog Fox & Neeman

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP